UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCI Liberty, Inc. - File No. 001-38385
GCI, Inc. - File No. 000-05890

CF#35989

_____

GCI Liberty, Inc. and GCI, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to Forms 10-K filed on February 28, 2018.

Based on representations by GCI Liberty, Inc. and GCI, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

GCI Liberty, Inc. - File No. 001-38385

Exhibit 10.63	through March 31, 2021
Exhibit 10.64	through March 31, 2021

GCI, Inc. - File No. 000-05890

Exhibit 10.55	through March 31, 2021
Exhibit 10.56	through March 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary